June 2, 2021

VIA EDGAR

Re:	FINANCE OF AMERICA COMPANIES INC.
Registration Statement on Form S-1
File No. 333-256453

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Finance of America Companies Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on June 4, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

FINANCE OF AMERICA COMPANIES INC.

By:	/s/ Patricia L. Cook
Name:	Patricia L. Cook
Title:	Chief Executive Officer

[Signature Page to Acceleration Request Letter]